UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 13, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS - IMPROVED 2007 MARINE CONTRACT MARGINS

DECEMBER 5, 2006: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today at its annual Capital Markets Day that the Company expects the EBIT marine contract margin to increase substantially to around 50% for 2007. The margin is impacted by industry wide cost inflation and increased R&D expenditures as previously disclosed.

Furthermore, PGS guided for the marine segment that 2007 Multi-client revenues are expected to be somewhat higher than in 2006. Multi-client investments are planned to approximately double. Capital expenditures are planned at approximately USD 200 million.

For the Onshore segment, PGS guided that revenues and operating profit are expected to be in line with 2006. Furthermore, the Company plans multi-client investments of approximately USD 30 million. Capital expenditures are planned at USD 20-25 million.

As an update on the general market outlook for seismic services, PGS' President and CEO, Svein Rennemo stated the following:

"Our markets continue to strengthen significantly, as oil companies on a broad scale are raising seismic spending and spending plans for 2007 and 2008. We are increasingly confident in the strength and viability of PGS' growth strategy, solidly anchored in highly profitable contract work and with increasing emphasis on multi- client, data processing and new technologies."

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.2

FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone +47 6752 6400,
Mobile: +47 90 95 47 43
Christopher Mollerlokken
Phone: +47 6752 6400,
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Green
Phone: +1 281 509 8000





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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

   December 13, 2006                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager